UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Airgility, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       March 23, 2017

Physical address of issuer
5145 Campus Drive, Suite 1132 College Park, MD 20742

Website of issuer
www.airgility.co

Current number of employees
10

	Most recent fiscal year-end December 31, 2020	**Prior fiscal year-end December 31, 2019**
Total Assets	$402,447	$38,393
Cash & Cash Equivalents	$305,935	$729
Accounts Receivable	$10,000	$35,000
Short-term Debt	$151,761	$84,838
Long-term Debt	$162,225	$149,725
Revenues/Sales	$436,316	$173,445
Cost of Goods Sold	$284,878	$118,030
Taxes Paid	$0.00	$0.00
Net Income	$(665,705)	$(92,297)

April 30, 2021

FORM C-AR

Airgility, Inc.

5145 Campus Drive, Suite 1132 College Park, MD 20742

www.airgility.co

ANNUAL REPORT FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2020

This Form C-AR (including the cover page and all exhibits attached hereto, which we refer to as the Form C-AR, is being furnished by Oracle Health, Inc., a Delaware corporation, or the Company, for the sole purpose of providing certain information about the Company as required by Regulation Crowdfunding for the fiscal year ended December 31, 2020.

During the year ended December 31, 2020 2020, we raised approximately $950,325 from investors through the sale of 921,348 shares of our common stock at $1.09 per share on the StartEngine Capital, LLC portal in our Regulation CF offering described in our Form C initially filed with the Securities and Exchange Comission on May 21, 2020, as amended.

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. No federal or state securities commission or regulatory authority has recommended or approved the securities. The U.S. Securities and Exchange Commission ("SEC") does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.oracle-health.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in the Regulation CF Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on

reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. We have sold Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

DESCRIPTION OF OUR BUSINESS

Company Overview

You've probably seen a drone, also known as unmanned aerial systems or UAS. Very popular with hobbyists but they have come a long way and are becoming a valuable enterprise technology- and an emerging trend is set to increase that value and expand their use. New software is able to automate both drone navigation and the analysis of the data drones capture. This is making more practical a host of drone applications: monitoring construction, agricultural crops, goods and materials inventories, traffic, and crowds; infrastructure inspection; catastrophe response; search and rescue; and perimeter security. Ultimately, we are now seeing enterprises moving beyond simply employing drones where convenient and integrating drone data into their information systems and revamping workflows to take full advantage of the greater insights and efficiencies that drones can provide, and we are seeing many other applications also emerge as the ROI and insights become more apparent.

Our Company

Airgility is a company that specializes in producing 3D printed and AI-powered aerial drones/robots that can be customized for multi-use to serve the government and the commercial sector. The uses include public safety, security, defense, inspections and the ability to fly autonomously anywhere.

Our Product

Our drones can operate in both an indoor and outdoor environment autonomously and in self-directed flights.

Powered by our proprietary operating system, the drones/aerial robots can operate independently in complex environments, leveraging artificial intelligence and machine learning to determine what they should do, when they should do it and how they should complete the task.

We are also creating drone platforms that do not rely on human control or GPS information. Our unique technology is built upon the fusion of multiple redundant sensors, mapping for obstacle avoidance, and autonomous flight planning.

Business Model

Our main line of business is the sale our drones and all related software to the government and commercial sectors. This include sales through the financing of hardware (drones/robots), licensing the software (platform and AI), and providing after sales training and maintenance.

Competitors and Industry

We are in the government and enterprise drone industry. We currently do not sell or operate in the consumer sector.

The main players and our competitors include Exyn (https://www.exyn.com/), Shielf AI (https://www.shield.ai/) and flyability.

Compared to these companies, we are in the very early stage but our product differentiates itself because it flies in GPS independent environments and harnesses the power of neural networks to accelerate machine learning. In addition, our drones are made out of inexpensive 3D printed materials. We believe that our UAVs, which can be controlled through an App, are the most versatile, maneuverable and agile on the market.

Current Stage and Roadmap

Current Development

We are currently finalizing for product launch for our first drone, the DS-1. We have functional prototypes of the DS-1 and have conducted multiple testing and demonstrations and we will be launching in June 2021.

Currently, we are capable of producing small quantities of the DS-1 at our in-house facility and we have engaged a large manufacturer for mass production when we reach that stage.

In addition to the physical drone, we have 2 specific sets of software that can be used with the DS-1 and any other drones.

Our first software package controls computer vision, which enables the drone to navigate without GPS and uses sensor fusion to prevent collision. This software is developed and is in the final stages of enhancement.

Our second software package relates to higher learning/edge processing, which enables the drone to process real time information and data and transfer that information to the operator. This software's overall frame wire is developed, and will require client customization prior to sales.

Roadmap

Our roadmap for this year starts with launching our DS-1 drone in June 2021 and continuing to enhance its hardware and software for public safety operations, then inspections. Our other products in development, HS-1 and MS-1, will each undergo its own testing and development phases.

We plan to finalize the collision avoidance sensor fusion, and flight testing for specific public safety uses. These use cases specifically include the ability to clean indoor areas and search and rescue.

We will continue to grow our government work after being awarded an Air Force AFWERX Phase I SBIR contract last year to test and develop our drones and customize software for specific air force use. We have demos scheduled with various police departments and insurance carriers.

Currently we have entered a definitive merger agreement with the Airo Group (www.theairgroup.com) and have completed 2018-19 audits for this endeavor. We expect to go public via a SPAC merger with the AIRO Group in mid 2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name: **Pramod Raheja**
Pramod Raheja's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO
Dates of Service: March 23, 2017 - Present

Responsibilities: Overall responsibility for creating, planning, implementing, and integrating the strategic direction of Airgility. This includes responsibility for all components and departments of Airgility and specifically a current focus on all business development, fundraising, sales and overall P&L responsibility. His salary is currently $96K/year.

Other business experience in the past three years:

Employer: United Airlines Title: Captain
Dates of Service: January 20, 1997 - Present Responsibilities: Flight
Officer

Other business experience in the past three years:

Employer: Entrepreneurs' Organization Washington, DC Title: President
Dates of Service: July 01, 2018 - June 30, 2019
Responsibilities: President of the local Washington, DC Chapter

Other business experience in the past three years:

Employer: mystaffNOW Title: CEO
Dates of Service: January 11, 2012 - December 31, 2017
Responsibilities: Overall responsibility for creating, planning, implementing, and integrating the strategic direction of mystaffNOW. This included responsibility for all components and departments of a business.

Name: **Evandro Valente**

Evandro Valente's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CTO
Dates of Service: March 23, 2017 - Present
Responsibilities: Connecting validated customer needs with Airgility's core technologies and focus areas and leads our product roadmap and innovation portfolio. His salary is $96K/year.

Other business experience in the past three years:

Employer: University of Maryland Title: Professional Track Lecturer
Dates of Service: August 01, 2006 - January 31, 2019
Responsibilities: Taught Engineering coursework and managed of all the laboratory spaces, assembly areas, and principle source of didactic material related to all hands-on activities and demonstrations provided in the course. Also headed procurement efforts for all furniture, tools, and materials used by the program. Instituted processes and procedures for faculty, teaching fellows, and students alike to follow as an integral part of successful in-lab usage of program resources.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of our common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid

investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in our company.

Issuance of Preferred Stock could increase costs and negatively impact operating results.
Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of our common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Projections: Forward Looking Information.
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service.
It is possible that we may never have an operational drone product or that the product may never be result in any sales. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products.
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.
We are currently in the research and development stage and have only manufactured a prototype for our DS-1. Delays or cost overruns in the development of our DS-1 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We face significant market competition.
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits.
Airgility was formed on March 23, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Airgility has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history.
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it is because you think that the DS-1 is a good idea, that the team will be able to successfully market and sell the product or service, that we can price our products right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly.
We believe one of the most valuable components of the Company is our intellectual property portfolio. The Company's owns four trademarks, copyrights, Internet domain names, and trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable.
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent   competitors from

entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm ourbusiness.

To be successful, the Company requires capable people to run its day to day   operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the   incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at anytime.

Our ability to sell our products is dependent on the outside government regulation such as the FAA (the Federal Aviation Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of our products may be subject to change. In addition, as the use of drones is becoming more prevalent, we expect that governments around the world may develop new regulatory schemes relating to the use and sale of drones for both military and civilian use. Compliance with all of these requirements, whether in the US or abroad, may delay, or prohibit, commercialization of one or more of our products, thereby adversely affecting our business and financial condition and your investment in us.

We rely on third parties to provide services essential to the success of our business .

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

We are reliant on one main type of product.

All of our current products are variants on one type of product, drones and a platform to integrate and control drones. Our revenues are, therefore, dependent upon the market for these drones.

Our products incorporate software that is highly technical and complex.

Software included in our technology has contained, and may now or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors in this software code may only be discovered after our products have been released. Any errors, bugs, or vulnerabilities discovered in our code after product release could result in damage toour reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect our business and financial results.

Our new products could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

If we are unable to keep up with rapid technological changes, our products may become obsolete.

The market for our technologies is characterized by significant and rapid change. Although we will continue to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our products less attractive or even obsolete.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no

assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Any disruption in our information systems could disrupt our future operations and would be adverse to our business and results ofoperations.
We will depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations.

If we are unable to develop and maintain our brand and reputation for our product offerings, our business and prospects could be materially harmed.
Our business and prospects will depend, in part, on developing and then maintaining and strengthening our brand and reputation in the markets we expect to serve. If problems with our technologies cause end future users to experience operational disruption or failure or delays in the delivery of their products and services to their customers, our brand and reputation could be diminished. If we fail to develop, promote and maintain our brand and reputation successfully, our business and prospects could be materially harmed.

The Company could be vulnerable to hackers and cyber-attacks.
With our autonomous drone system products and our computer based information systems, we may be vulnerable to hackers who may access the data of our investors and the companies that might utilize our drone system products. Further, any significant disruption in service on our computer systems or in any of our drone system platforms could reduce the attractiveness of our products and result in a loss of investors and companies interested in using our drone systems. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on our in- house systems or product platforms could harm our reputation and materially negatively impact our financial condition and business.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the annual compensation of each of the three highest paid persons who were executive officers or directors during our last completed fiscal year ended December 31, 2020.

Name	Capacities in which Compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Pramod Raheja	Chief Executive Officer	8,000	0	8,000
Evandro Valente	Chief Technical Officer	8,000	0	8,000

Outstanding Options

As of the date hereof, under our 2020 equity incentive plan we have issued options to certain of our advisors to acquire an aggregate of 700,000 shares of our common stock.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this annual report filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Pramod Raheja	3,600,000	Common Stock	30.18%
Evandro Valente	5,663,491	Common Stock	47.48%

DESCRIPTION OF OUR SECURITIES

General

The following description summarizes important terms of the classes of our capital stock and our outstanding convertible securities. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and our bylaws which have been filed as exhibits to our Regulation A offering statement filed with the Securities and Exchange Commission. For more detailed information, please refer to these exhibits.

Our authorized capital stock consists of 30,000,000 shares of common stock, $0.00001 par value per share and 0,000,000 shares of preferred stock, $0.00001 par value per share. As of the date of this annual report, there are 10,927,524 shares of our common stock issued and outstanding.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Under our certificate of incorporation and bylaws, any corporate action to be taken by vote of stockholders other than for election of directors shall be authorized by the affirmative vote of the majority of votes cast. Directors are elected by a plurality of votes.   Stockholders do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of preferred stock. Our certificate of incorporation authorize our board of directors to issue these shares in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Convertible Subordinated Note

We have an outstanding convertible subordinated note which will convert into equity securities of the Company.   The terms of this convertible note are set forth below. and the terms of the Convertible Note are outlined below:

Amount outstanding: $150,000.00; Maturity Date: April 11, 2023; Interest Rate: 8.0%; Discount Rate: None; Valuation Cap: None; Conversion Trigger: 500K+ Financing Round, Acquisition by another entity, or Sale of substantially all of the assets of the Company

Material Rights

Upon any of the conversion triggers, the convertible note holder has the option to either (i) convert outstanding principal and unpaid & accrued interest into the same security at the same price and on the same terms and conditions

as the subsequent (i.e. $500K+) financing round or (ii) accelerate the maturity and payment in full of the convertible note. The convertible note is subordinated to all "Senior Indebtedness" of the Company, as that term is defined in the convertible note.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Type of security sold: Convertible Note Final amount sold: $150,000.00
Use of proceeds: pre-seed product development
Date: April 11, 2018
Offering exemption relied upon: 506(b)

Name: Common Stock
Type of security sold: Equity Final
amount sold: $0.00
Number of Securities Sold: 9,000,000
Use of proceeds: No money was raised, the shares were issued to initial management team at the start of the company
Date: March 23, 2017
Offering exemption relied upon: Section 4(a(2) of the Securities Act of 1933

Name: Common Stock
Type of security sold: Equity Final
amount sold: $0.00
Number of Securities Sold: 729,518
Use of proceeds: No money was raised, the shares were issued to advisors who joined the company in 2018 and to the University of Maryland and Evandro Valente in consideration of a technology licensing agreement with the Company.
Date: February 1, 2018, March 5, 2018 and December 18, 2018
Offering exemption relied upon: Section 4(a)(2) of the Securities Act of 1933

Name: Common Stock
Type of security sold: Equity Final
amount sold: $0.00
Number of Securities Sold: 298,845
Use of proceeds: No money was raised, the shares were issued to advisors who joined the company in 2020.
Date: March 3, 2020 and April 14, 2020
Offering exemption relied upon: Section 4(a)(2) of the Securities Act of 1933

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this annual report.   This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.   Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this annual report.

Emerging Growth Company

Upon the completion of our Regulation A offering, we may elect to become a public reporting company under the Exchange Act. We will qualify as an "emerging growth company" under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

- have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

- comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

- submit certain executive compensation matters to shareholder advisory votes, such as "say-on-pay" and "say-on-frequency;" and

- disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO's compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an "emerging growth company" for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Results of Operations

12 Months Ended December 31, 2020 and 2019

Our company was formed, and began operations, on March 23, 2017.

For the 12 months ended December 31, 2020, we generated unaudited revenues of $436,316 and our cost of revenue was $284,878, resulting in gross profit of $151,438. Our operating expenses totaled $811,762 which consisted of research and development of $61,443, sales and marketing of $119,023, general and administrative expenses of $507,459, and $123,837 in other expenses in connection with general operations. As a result of the foregoing, our net loss for the 12 months ended December 31, 2020 was $665,705, including a loss $5,381 from other income and interest expense.

For the 12 months ended December 31, 2019, we generated audited revenue of $173,445 and incurred operating expenses of $136,229, which resulted in a net loss of $92,297, including $11,483 of interest expense. Over this period we incurred research and development of $584, sales and marketing of $6,647, and general and administrative expenses of $128,998 in connection with general operations.

As noted above, our total operating expenses increased by $675,533 for the 12 months ended December 31, 2020, as compared with the 12 months ended December 31, 2019. This increase was due primarily to increases in salaries and sales and marketing.

Liquidity and Capital Resources

As of December 31, 2020, we had cash and cash equivalents in the amount of $305,935 and total liabilities of $313,986. As of December 31, 2019, we had $729 in cash on hand.

The following table sets forth a summary of our cash flows for the periods presented:

	Fiscal Year Ended December 31, 2020		Fiscal Year Ended December 31, 2019
Net cash provided by (used in) operating activities	$ (646,039)	$	(82,202)
Net cash used in investing activities	(11,592)		0
Net cash provided by financing activities	962,837		37,225
Net increase (decrease) in cash and cash equivalents	305,206		0
Cash and cash equivalents at beginning of period	729		45,709
Cash and cash equivalent at end of period	$ 305,935	$	729

Our net cash used in operating activities for the 12 months ended December 31, 2020 was $646,039, which consisted of our net loss of $665,706, offset primarily by working capital amount of $19,667. Our net cash used in operating activities for the 12 months ended December 31, 2019 was $82,202, which consisted of our net loss of $92,297.

Our net cash used in investing activities for the 12 months ended December 31, 2020 and 2019, was $11,592 and $0, respectively.

Our net cash provided by financing activities for the 12 months ended December 31, 2020 was $962,837, which consisted of $950,337 in net cash received for the sale of crowd equity and $12,500 in cash received from an SBA EIDL loan. Our net cash provided by financing activities for the 12 months ended December 31, 2019 was $37,225, which represented the final tranche on the convertible note issued in 2018.

Capital Expenditures and Other Obligations

We incurred capital expenditures of $0 and $0 in the 12 months ended December 31, 2020 and 2019, respectively.

Off-Balance Sheet Arrangements

As of December 31, 2020, we did not have any off-balance sheet arrangements.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company has not conducted any related party transactions

CONFLICT OF INTEREST

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Pramod Raheja
(Signature)

Pramod Raheja
(Name)

CEO, Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Pramod Raheja
(Signature)

Pramod Raheja
(Name)

CEO, Founder
(Title)

April 30, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements

AIRGILITY, INC.

———————

FINANCIAL STATEMENTS

December 31, 2019 and 2018



AIRGILITY, INC.

TABLE OF CONTENTS

BPM

10 Almaden Boulevard, Suite 1000, San Jose, CA 95113
Phone 408-961-6300 | **Fax** 408-961-6324 | bpm@bpmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Airgility, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Airgility, Inc. (a Delaware corporation) (the "Company") as of December 31, 2019 and 2018, the related statements of operations, stockholders' deficit, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audits.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BPM LLP

We have served as the Company's auditor since 2020.

San Jose, California
December 23, 2020

AIRGILITY, INC.

BALANCE SHEETS

As of December 31, 2019 and 2018

_____

	2019	2018
ASSETS		
Current assets:		
Cash	$ 729	$ 45,706
Accounts receivable	35,000	25,000
Prepaid expenses and other current assets	2,664	-
Total current assets	38,393	70,706
Total assets	$ 38,393	$ 70,706
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accounts payable	$ 11,265	$ 770
Accrued expenses and other liabilities	73,573	61,309
Total current liabilities	84,838	62,079
Convertible notes payable, non-current	149,725	112,500
Total liabilities	234,563	174,579
Commitments and contingencies (Note 4)		
Stockholders' deficit:		
Common stock: $0.00001 par value; 10,000,000 shares authorized, 9,729,518 shares issued and outstanding as of December 31, 2019 and 2018	97	97
Additional paid-in capital	14,583	14,583
Accumulated deficit	(210,850)	(118,553)
Total stockholders' deficit	(196,170)	(103,873)
Total liabilities and stockholders' deficit	$ 38,393	$ 70,706

The accompanying notes are an integral part of these financial statements.

AIRGILITY, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2019 and 2018

_____

	2019	2018
Revenues	$ 173,445	$ 50,000
Cost of revenues	118,030	88,867
Gross profit (loss)	55,415	(38,867)
Operating expenses:		
Research and development	584	25,079
Sales and marketing	6,647	2,545
General and administrative	128,998	37,254
Total operating expenses	136,229	64,878
Loss from operations	(80,814)	(103,745)
Interest expense, net	(11,483)	(3,583)
Net loss	$ (92,297)	$ (107,328)

The accompanying notes are an integral part of these financial statements.

AIRGILITY, INC.

STATEMENTS OF STOCKHOLDERS' DEFICIT

For the years ended December 31, 2019 and 2018

_____

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance as of January 1, 2018	9,000,000	$ 90	$ -	$ (11,225)	$ (11,135)
Issuance of common stock in exchange for services	729,518	7	14,583	-	14,590
Net loss	-	-	-	(107,328)	(107,328)
Balance as of December 31, 2018	9,729,518	97	14,583	(118,553)	(103,873)
Net loss	-	-	-	(92,297)	(92,297)
Balance as of December 31, 2019	9,729,518	$ 97	$ 14,583	$ (210,850)	$ (196,170)

The accompanying notes are an integral part of these financial statements.

AIRGILITY, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2019 and 2018

_____

	2019	2018
Cash flows from operating activities:		
Net loss	$ (92,297)	$ (107,328)
Adjustments to reconcile net loss to net cash used in operating activities:		
Common stock issued in exchange for services	-	14,590
Non-cash interest	11,483	3,583
Changes in operating assets and liabilities:		
Accounts receivable	(10,000)	(25,000)
Prepaid expenses and other current assets	(2,664)	-
Accounts payable	10,495	770
Accrued expenses, other liabilities and other noncurrent liabilities	781	45,226
Net cash used in operating activities	(82,202)	(68,159)
Cash flows from financing activities:		
Proceeds from borrowings	37,225	112,500
Net cash provided by financing activities	37,225	112,500
Net increase (decrease) in cash and cash equivalents	(44,977)	44,341
Cash as of beginning of year	45,706	1,365
Cash as of end of year	$ 729	$ 45,706

The accompanying notes are an integral part of these financial statements.

5

1.   **The Company and Summary of Significant Accounting Policies**

Nature of Operations

Airgility, Inc. (the "Company"), was incorporated in the state of Delaware on March 23, 2017. The Company specializes in producing three dimensional ("3-D") printed and artificial intelligence ("AI")-powered drones/aerial robots that can be customized for multi-use to serve the government and the commercial sector. Their use include public safety, security and defense.

The Company's drones can operate in both an indoor and outdoor environment autonomously and in self-directed flights.

Powered by the Company's proprietary operating system, the drones/aerial robots can operate independently in complex environments, leveraging AI and machine learning to determine what they should do, when they should do it and how they should complete the task.

The Company is also creating drone platforms that do not rely on human control or Global Positioning System ("GPS") information. The Company's unique technology is built upon the fusion of multiple redundant sensors, mapping for obstacle avoidance, and autonomous flight planning.

The Company is in the product launch stage for its first drone, the DS-1. The Company has functional prototypes of the DS-1 and has conducted multiple testing and demonstrations.

Currently, the Company is capable of producing small quantities of the DS-1 at its in-house facility and the Company has engaged a large manufacturer for mass production when it reaches that stage.

In addition to the physical drone, the Company has two specific sets of software that can be used with the DS-1 and any can be implemented on other types of aerial and ground drones.

The Company's first software package controls computer vision, which enables the drone to navigate without GPS and uses sensor fusion to prevent collision. This software is developed and is in the final stages of enhancement.

The Company's second software package relates to higher learning/edge processing, which enables the drone to process real time information and data and transfer that information to the operator. This software is developed, and can be customized as per the customer's specifications.

Liquidity

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

1.   **The Company and Summary of Significant Accounting Policies**, continued

Liquidity, continued

The Company has incurred operating losses to date and has an accumulated deficit of $210,850 as of December 31, 2019. During the year ended December 31, 2019, the Company used $82,202 of cash in its operating activities and, as of December 31, 2019, had a cash balance of $729. Since inception, the Company has funded its operations primarily through a borrowing arrangement. Management regularly reviews and considers the current and forecasted activities of the Company in order to satisfy itself as to the viability of operations. These ongoing reviews include consideration of budget versus actual results, cash balances, and forecasted cash requirements. Subsequent to December 31, 2019, the Company has successfully raised a total of $1,052,857 at the price of $1.09 per share of common stock in an offering exempt from registration under Regulation Crowdfunding. As a result, management believes the Company's existing sources of liquidity will be sufficient to fund the Company's planned operations and existing obligations at least through December 31, 2021. Should there be delays or shortfalls in cash flows from operations, the Company may be required to raise additional funds through debt or equity financing to satisfy its longer-term liquidity needs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These judgments, estimates and assumptions are used to determine revenue recognition, accruals for warranty costs, inventory write-downs, allowances for doubtful accounts receivable and sales returns, litigation and claims, stock-based compensation, and deferred income taxes including required valuation allowances and other asset and liability amounts. The Company bases its estimates and judgments on historical experience along with other pertinent information available at the time the estimate is made. However, future events are subject to change and the estimates and judgments may require adjustments. Actual results could differ from these estimates and these differences may be material.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains its cash and cash equivalents with major financial institutions that it considers to be of high credit quality. The Company has no cash equivalents as of December 31, 2019 and 2018.

Business Risk and Concentration of Credit Risk

The Company was formed on March 23, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. The Company's current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market.

1.   **The Company and Summary of Significant Accounting Policies**, continued

Business Risk and Concentration of Credit Risk, continued

The Company's products incorporate software that is highly technical and complex. Software included in the Company's technology has contained, and may now or in the future contain, undetected errors, bugs, or vulnerabilities. Some errors in this software code may only be discovered after products have been released. Any errors, bugs, or vulnerabilities discovered in the code after product release could result in damage to the Company's reputation, loss of users, loss of revenue, or liability for damages, any of which could adversely affect the Company's business and financial results.

The Company's accounts receivable are from sales to customers located in the United States. The Company extends credit based upon an evaluation of the customer's financial condition and generally, collateral is not required. Three customers accounted for 100% of revenues during the year ended December 31, 2019 and one customer accounted for 100% of revenues during the year ended December 31, 2018. As of December 31, 2019 and 2018, one customer accounted for 100% of total accounts receivable.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount less any estimated allowances for doubtful accounts. These allowances are based on the Company's assessment of the collectability of accounts by considering the age of each outstanding invoice and the collection history of each customer, and an evaluation of potential risk of loss associated with delinquent accounts. Uncollectible receivables are recorded as bad debt expense when all efforts to collect have been exhausted and recoveries are recognized when they are received. Accounts receivable balances deemed to be uncollectible are written off against previously established allowances. To date, the Company has not experienced any significant credit losses from accounts receivable. The Company had zero allowance for doubtful accounts as of December 31, 2019 and 2018.

Fair Value of Financial Instruments

At times, the Company has certain financial assets and liabilities recorded at fair value. They are classified as Level 1, 2 or 3 within the fair value hierarchy. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize data points that are directly or indirectly observable such as quoted prices, interest rates and yield curves for similar assets or liabilities. Fair values determined by Level 3 inputs utilize unobservable data points for the asset or liability.

There were no financial assets or financial liabilities measured at fair value on a recurring basis as of December 31, 2019 and 2018.

The carrying value of cash, accounts receivable, accounts payable, and accrued expenses and other liabilities approximates fair value due to the short time to maturity. The carrying value of the Company's convertible notes payable approximates fair value based on the current rate offered to the Company.

Comprehensive Loss

Comprehensive loss is defined as the change in the equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Comprehensive loss was equal to net loss for the years ended December 31, 2019 and 2018.

1. **The Company and Summary of Significant Accounting Policies**, continued

Research and Development Costs

Costs incurred in the research and development of new products are charged to expense as incurred.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standard Codification ("ASC") 605, *Revenue Recognition*.

The Company's revenues are primarily derived from Small Business Innovation Research Program grants that provide funding for the innovation of new technologies. The Company has also engaged in consulting services for the development of drone technology. These services tend to be fixed price with specific scope focused on customer product development. To date, the Company has not had any product sales.

The Company recognizes revenues when persuasive evidence of an arrangement exists, the product has been delivered or when service has been performed and, if applicable, upon acceptance when acceptance criteria are specified or upon expiration of the acceptance period, the fee is fixed or determinable, and the collection of the resulting receivable is reasonably assured.

A portion of the Company's revenue, primarily for research and development contracts, is recognized using the milestone method of accounting. Each milestone for which revenue is recognized is considered substantive. In determining this, the Company considered whether the consideration associated with the milestone was commensurate with the performance to achieve the milestone, relates solely to past performance, and reasonable relative to the other deliverables and payment terms within the agreement. For example, milestones related to the technology development contract with the Center for Innovative Technology ("CIT") were based on a quarterly review of materials, demonstrations, and documentation. Certain deliverables were required for each quarterly meeting. The milestone payment was billed after the meeting when the deliverables were accepted by CIT. $85,000 and $50,000 were recognized as revenue for the milestones achieved during the years ended December 31, 2019 and 2018, respectively.

Warranty and Right of Return

The Company does not offer any warranty or a right of return to customers.

Cost of Revenues

Cost of revenues consists of costs incurred to provide support for the Company's services. Services costs consist of material and employee compensation related costs. To date, the Company has not had any product sales.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

1.   **The Company and Summary of Significant Accounting Policies**, continued

Income Taxes, continued

The Company recognizes deferred tax assets to the extent that it believes that these assets are more-likely-than-not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would be able to realize the deferred tax assets in the future in excess of their net recorded amount, the Company would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions on the basis of a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

The Company recognizes interest and penalties related to unrecognized tax benefits, if any, in the provision for income taxes line in the accompanying statements of operations. Accrued interest and penalties, if any, are included in the related tax liability line in the balance sheet.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASU 2014-09"), which requires an entity to recognize revenue upon transfer of promised goods or services to customers in an amount that reflects the expected consideration received in exchange for those goods or services. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2018 for private companies. In June 2020, in response to adverse effect caused by Coronavirus Disease pandemic on private businesses, the FASB issued ASU 2020-05 which deferred the effective date for ASU 2014-09 for private businesses that had not yet issued their financial statements to annual reporting periods beginning after December 15, 2019. The Company is currently assessing the impact of ASU 2014-09 on its financial statements and which adoption method it will utilize.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842) ("ASU 2016-02"), which requires lessees to put most leases on their balance sheets, but recognize the expenses on their statement of operations in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. ASU 2016-02, as amended, was to be effective for the Company in its fiscal year beginning January 1, 2020. In June 2020, in response to adverse effect caused by Coronavirus Disease pandemic on private businesses, the FASB issued ASU 2020-05 which deferred the effective date for ASU 2016-02 for private businesses to annual reporting periods beginning after December 15, 2021. The Company is currently assessing the impact of ASU 2016-02 on its financial statements.

2.   **Accrued Expenses and Other Liabilities**

Accrued expenses and other liabilities consisted of the following as of December 31:

	2019	2018
Accrued payroll	$ 18,475	$ 32,733
Accrued rent	12,433	7,993
Accrued interest expense	15,066	3,583
Related party payable	11,000	11,000
Unpaid expense claims	5,940	-
Deferred rent	4,662	-
Other	5,997	6,000
	$ 73,573	$ 61,309

3.   **Income Taxes**

The components of the Company's deferred tax assets were as follows as of December 31:

	2019	2018
Net operating loss carryforwards	$ 21,986	$ 3,830
Accruals, reserves and other	12,981	10,203
Credits	11,267	2,717
Gross deferred tax assets	46,234	16,750
Valuation allowance	(46,234)	(16,750)
Net deferred tax assets	$ -	$ -

Based on the available objective evidence as of December 31, 2019, the Company does not believe it is more-likely-than-not that the net deferred tax assets will be fully realizable. Accordingly, the Company has provided a full valuation allowance against its net deferred tax assets as of December 31, 2019 and 2018. The valuation allowance increased by approximately $30,000 and $17,000 during 2019 and 2018, respectively.

As of December 31, 2019 and 2018, the Company had approximately $84,000 and $66,000 of federal and state net operating loss carryforwards available to offset future taxable income, respectively. The net operating losses are available to carryforward until used to offset income.

In the ordinary course of its business the Company incurs costs that, for tax purposes, are determined to be qualified research expenditures within the meaning of Internal Revenue Code Section 41 and are, therefore, eligible for the Increasing Research Activities credit under Internal Revenue Code Section 41. The federal R&D credit carryforward as of December 31, 2019 and 2018 is $12,000 and $4,000, respectively.

3.   **Income Taxes**, continued

As of December 31, 2019, the Company has total uncertain tax positions of $5,000 related to R&D Credit, which is recorded as a reduction of the deferred tax asset related credit carryforwards. No interest or penalties have been recorded related to the uncertain tax positions. A reconciliation of the beginning and ending balances of unrecognized tax benefits is as follows for the years ended December 31:

	2019		2018	
Balance at the beginning of the year	$	1,164	$	-
Addition based on current year tax positions		3,664		1,164
Unrecognized benefit - end of year	$	4,828	$	1,164

Under Internal Revenue Code Section 382 and related provisions, the benefits from net operating loss and tax credit carryforwards may be limited in the event the Company has a cumulative ownership change of more than 50% over a three-year period.

No liability related to uncertain tax positions is recorded in the financial statements. As of December 31, 2019, the Company does not have any unrecognized tax benefits that are more-likely-than-not to be realized by the Company.

4.   **Commitments and Contingencies**

Leases

The Company has a Facilities Use License Agreement with the University of Maryland, College Park, which expires December 31, 2020. Rent expense was $30,415 and $7,993 for the years ended December 31, 2019 and 2018, respectively. The Company recognizes rent expense on a straight-line basis over the lease period, with the difference between actual rent paid and rent expense recognized as either prepaid rent or deferred rent, as applicable.

Future minimum lease payments under the Company's non-cancelable operating lease agreement are $36,410 for the year ending December 31, 2020.

Litigation

The Company is subject to legal proceedings, claims and litigation arising in the ordinary course of business. Such matters are subject to many uncertainties and outcomes and are not predictable with assurance. The Company accrues amounts that it believes are adequate to address any liabilities related to legal proceedings and other loss contingencies that it believes will result in a probable loss that is reasonably estimable. As of December 31, 2019 and 2018, the Company was not subject to litigation that would require the accrual of a liability.

5. **Convertible Notes Payable**

In April 2018, the Company entered into a Convertible Promissory Note Agreement of up to $150,000 with the Maryland Technology Development Corporation. The Company received its initial funding of $37,500 in May 2018, followed by another payment of $75,000 in October 2018, and the last payment of $37,224 in April 2019, for total funding of $149,724. These notes accrue interest at 8% per annum and mature on April 11, 2023. The loan does not contain any financial covenants or any collateral.

In the event that before the maturity date the Company: (i) engages in a subsequent issuance of securities in the aggregate amount of $500,000 or more from one or more investors; or (ii) is acquired by another entity by means of any transaction or series of related transactions, including any transfer of more than 50% of the voting power of the Company, reorganization, merger, or consolidation; or (iii) sells or otherwise transfers all or substantially all of the assets of the Company, then upon the occurrence of any such event a sum equal to the entire outstanding principal amount, together with all unpaid and accrued interest and any other sums due hereunder may, upon holder's request and in holder's sole discretion: (i) be exchanged for an equity investment or other security by holder in the Company immediately prior to closing the contemplated investment by a subsequent investor or other conversion event; any such equity investment by holder shall otherwise be at the same price, including factional shares if applicable, and on the same terms and conditions as the securities acquired by the subsequent investor(s); or (ii) be allowed to demand for immediate payment.

Future principal payments of the long-term debt as of December 31, 2019 are as follows:

Year ending December 31:

2020	$ -
2021	-
2022	-
2023	149,724
2024	-
	$ 149,724

6. **Common Stock**

The Company's articles of incorporation, as amended, authorize the Company to issue up to 10,000,000 shares of common stock. Each share of common stock is entitled to one vote.

7. **Related Party Transactions**

The Company has a rental and licensing agreement with the University of Maryland, who is also a shareholder of the Company. The original technology that the Company was founded on was developed by the staff of the University of Maryland. The Company has commercialized these technologies through a license agreement with the University of Maryland that included an equity interest in the Company.

The Company owes a shareholder for initial working capital funding. As of December 31, 2019 and 2018, the Company owed one shareholder $11,000 for working capital contributed in 2017.

8. Subsequent Events

In January 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

In March 2020, the Company entered into a Deferral Agreement with the Landlord to defer rents for April, May, and June 2020 in exchange for extending the expiration date to December 2020. This Agreement is to provide relief to the Company while COVID-19 impacted the global business community.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was signed into law. The CARES Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to the tax deprecation methods for qualified improvement property. The impact on the Company's income taxes is minimal.

The Company has established the 2020 Equity Incentive Plan (the "Plan") for employees, consultants and directors of the Company. The Plan provides that the number of shares authorized for issuance under this plan shall be 1,000,000 shares of common stock. The Plan shall terminate automatically on May 5, 2027. Under the Plan, the Company issued 130,028 options on May 18, 2020, at an exercise price of $0.34 per share, which vest over three years until September 30, 2023 and expire on May 18, 2030.

In October 2020, the Company concluded its offering listed on the crowd funding platform Start Engine. The Company raised a total of $1,052,857 from 1,544 investors. Consequently, the Maryland Technology Development Corporation has been notified of its right to exercise the conversion feature included in the outstanding convertible notes payable (See Note 5).

In November 2020, the Company entered into a rollup transaction agreement ("Rollup Agreement") to combine with several other aerospace and defense companies under a newly formed holding company ("Holding Company") for the purpose of creating an integrated group to become a mid-tier sector leader with differentiated capabilities across three complementary technology verticals. Closing of the Rollup Agreement is subject to several conditions and is anticipated to occur in 2021. Upon closing, the transaction will result in consideration to the shareholders of the Company consisting of shares of Holding Company and a promissory note from a subsidiary of Holding Company.

The Company's management has evaluated subsequent events from the balance sheet date of December 31, 2019 through December 23, 2020, the date these financial statements were available to be issued. Other than the items listed above, there were no subsequent events that would require adjustment to or disclosure in these financial statements.